DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Donna L. Ornstein
DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

June 20, 2007

FILE NUMBER 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs/Mesdames:

Re: Gtech International Resources - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

Encls.

Exemption No. 82-3779

June 20, 2007

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Annual Audited Financial Statements for financial period ended April 30, 2007, MD&A & Certificate of CEO & CFO, filed June 19, 2007
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable

Document Name or Information		Documents Filed
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	Not Applicable

(i) charter documents

(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

(iii) any securityholder rights plans or similar plans

(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

Document Name or Information		Documents Filed
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Annual Audited Financial Statements for financial period ended April 30, 2007, MD&A & Certificate of CEO & CFO, filed June 19, 2007
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

Document Name or Information		Documents Filed
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Annual Audited Financial Statements for financial period ended April 30, 2007,

Document Name or Information		**Documents Filed** and MD&A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

APRIL 30, 2007

and

APRIL 30, 2006

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2007 and 2006, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 5, 2007

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended April 30,	2007	2006
	$	$
Revenue		
Interest received	11,837	9,969
Total revenue	11,837	9,969
Expenses		
Audit fees	4,770	5,548
Bank charges	318	386
General expenses	-	100
Internet expenses	582	-
Legal fees	18,122	15,492
Printing and postage expenses	900	548
SEDAR filing fees	2,582	2,582
Share registry fees	5,709	6,309
Stock-based compensation expense (Note 6)	32,400	16,200
Stock exchange fees	5,312	5,136
Travel and accommodation	1,944	2,348
Valuation expenses	1,676	-
Total expenses	74,315	54,649
Net loss for the year	(62,478)	(44,680)
Deficit at the beginning of the year	(4,383,060)	(4,338,380)
Deficit at the end of the year	(4,445,538)	(4,383,060)
Loss per share (cents per share)	(1.21)	(0.86)

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS

As at April 30,	2007	2006
	$	$
Assets		
Current Assets		
Cash	460,717	490,784
Total Current Assets	460,717	490,784
Total Assets	460,717	490,784
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	5,245	5,234
Total Current Liabilities	5,245	5,234
Total Liabilities	5,245	5,234
Shareholders' Equity		
Share capital (Note 6)	4,852,410	4,852,410
Contributed surplus	48,600	16,200
Deficit	(4,445,538)	(4,383,060)
Total Shareholders' Equity	455,472	485,550
Total Liabilities and Shareholders' Equity	460,717	490,784

Original approved by the Directors

"Mervyn Jacobson" "Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS

For the years ended April 30,	2007	2006
	$	$
Cash used in		
Operating activities		
Net loss for the year	(62,478)	(44,680)
Items not affecting cash		
Stock-based compensation expense	32,400	16,200
Changes in non-cash working capital		
Accounts payable and accrued expenses	11	778
	(30,067)	(27,702)
Financing activities		
Proceeds from the exercise of options	-	-
Net decrease in cash	(30,067)	(27,702)
Cash at the beginning of the year	490,784	518,486
Cash at the end of the year	460,717	490,784

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the field of biotechnology.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

(c) Stock option plan

Options are granted periodically by the Directors under the Company's stock option plan. The Company applies the fair value method of accounting for stock options and the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as an administrative expense.

(d) Income taxes

The Company accounts for income taxes using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at April 30, 2007, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

During the year ended April 30, 2007, GTG paid certain invoices on behalf of the Company which were subsequently repaid in full. Accordingly, as at April 30, 2007, there were no amounts owing to GTG.

5. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

6. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at April 30, 2005	5,168,167	4,852,410
Movements during the year ended April 30, 2006		
None	-	-
Balances as at April 30, 2006	5,168,167	4,852,410
Movements during the year ended April 30, 2007		
None	-	-
Balances as at April 30, 2007	5,168,167	4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

During the year ended April 30, 2006, a total of 130,000 options which had previously been granted to a Director of the Company lapsed unexercised.

Also during the year ended April 30, 2006, the Company granted stock options to certain Directors to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 has been recorded as an expense in the financial statements for that year. During the year ended April 30, 2007, the remaining expense of $32,400 was recorded as an expense.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%; expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

7. Income taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

As at April 30,	**2007**	**2006**
	$	**$**
Net loss	(62,478)	(44,680)
Effective statutory rate	33.27%	33.27%
Expected taxes payable	(20,786)	(14,865)
Net effect of non-deductible amounts		
Stock-based compensation	32,400	16,200
Effective statutory rate	33.27%	33.27%
Net effect of non-deductible amounts	10,779	5,390
	(10,007)	(9,475)
Unrecognized benefit of non-capital losses	10,007	9,475
Total income taxes payable	-	-

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets at April 30, 2007 and 2006 are as follows:

As at April 30,	**2007**	**2006**
	$	**$**
Future income tax assets		
Non-capital loss carry-forwards	138,000	176,000
Deferred costs	3,656,000	3,656,000
Total	3,794,000	3,832,000
Effective statutory rate	34.12%	33.27%
Potential future income tax assets	1,294,513	1,274,906
Valuation allowance	(1,294,513)	(1,274,906)
	-	-

7. **Income taxes (cont.)**

At April 30, 2007, the Company has non-capital loss carry forwards of approximately $138,000, expiring in stages to 2017 as follows:

As at April 30,		**2007**	**2006**
Year of origin	Year of expiry	**$**	**$**
2000	2007	-	68,000
2002	2009	32,000	32,000
2003	2010	25,000	25,000
2005	2015	23,000	23,000
2006	2016	28,000	28,000
2007	2017	30,000	-
		138,000	176,000

8. Segmented information

As at April 30, 2007, all of the Company's assets, amounting to $460,717, were located in Canada. The only revenue earned by the Company during the year ended April 30, 2007 was interest received of $11,837 (2006: $9,969), which was earned in Canada.

9. Comparative figures

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation in 2007.

10. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the year ended April 30, 2007

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the year ended April 30, 2007 should be read in conjunction with the information provided in the Company's Financial Statements for the years ended April 30, 2007 and 2006 and the material herein.

DATE

This MD&A is dated June 14, 2007.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the vast majority of its assets in the form of cash deposits ($460,717 as at April 30, 2007). No securities of the Company were issued during the financial year ended April 30, 2007. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying biotechnology opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable biotechnology project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable biotechnology project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

The Company incurred general and administrative expenses of $72,371 during the year ended April 30, 2007. As at April 30, 2007, the Company had working capital of $455,472, and believes that it has sufficient funds to pay its ongoing expenses during the next financial year.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

SELECTED ANNUAL INFORMATION

The following table sets out selected financial information of the Company as at the end of each of the last three financial years up to, and including, April 30, 2007. The financial information is derived from the Company's Financial Statements which were audited by De Visser Gray, Chartered Accountants. Unless otherwise stated, all currency amounts contained in this Management Discussion and Analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

SELECTED ANNUAL INFORMATION (cont.)

	2007	2006	2005
	$	$	$
Total revenues	11,837	9,969	9,496
Profit/(loss) before discontinued operations	(62,478)	(44,680)	(23,171)
Net profit/(loss)	(62,478)	(44,680)	(23,171)
Net profit/(loss) per share (cents per share)	(1.21)	(0.86)	(0.45)
Profit/(loss) per fully-diluted share (cents per share)	(1.21)	(0.86)	(0.45)
Total assets	460,717	490,784	518,486
Working capital	455,472	485,550	514,030
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be used to finance its identification and acquisition of a biotechnology opportunity.

RESULTS FROM OPERATIONS

The Company has no operations and reported a net loss for the year ended April 30, 2007 of $62,478, compared to a net loss of $44,680 for the year ended April 30, 2006. Total expenses for the year ended April 30, 2007 were $74,315, compared to the year ended April 30, 2006 of $54,649. The Company's statement of operations and deficit for the current year included a stock based compensation expense of $32,400, compared to the year ended April 30, 2006 of $16,200.

Total costs incurred during the period under review in relation to identifying biotechnology opportunities for the Company, as stated in the Description of Business section of this Report, were $1,944. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the year ended April 30, 2007 consisted of interest received of $11,837 (2006: $9,969).

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at April 30, 2007.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2007. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues (1)	Net profit/(loss)(2)	Net profit/(loss) per share
	$	$	$
April 30, 2007	2,826	(21,326)	(0.004)
January 31, 2007	2,978	(10,242)	(0.002)
October 31, 2006	3,034	(18,597)	(0.004)
July 31, 2006	2,999	(12,313)	(0.002)
April 30, 2006	2,392	(21,279)	(0.004)
January 31, 2006	2,521	(8,019)	(0.002)
October 31, 2005	2,535	(15,213)	(0.003)
July 31, 2005	2,521	(169)	(0.000)

SUMMARY OF QUARTERLY RESULTS (cont.)

Notes

(1) Interest earned on cash deposits.

(2) Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2005, 2006 and 2007. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

The Company has no operations from which to generate revenues. As at April 30, 2007, the Company had cash on hand of $460,717 (April 30, 2006: $490,784), which is sufficient to meet its obligations as they become due during the current financial year. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at April 30, 2007, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a biotechnology opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

TRANSACTIONS WITH RELATED PARTIES

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at balance date, GTG owned of 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares. During the year ended April 30, 2007, GTG paid certain invoices on behalf of the Company which the Company subsequently repaid. As at April 30, 2007, there were no amounts owing to GTG.

FOURTH QUARTER

Revenue for the quarter ended April 30, 2007 consisted of interest received of $2,826. Total expenses for the quarter ended April 30, 2007 were $24,152 which included stock based compensation expense of $8,100. The loss for the fourth quarter was $21,326.

PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying biotechnology opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not initially adopt any new accounting policies during the financial year ended April 30, 2007, or subsequent to such year end, and the Company is not expecting to adopt any changes to its accounting policies, whether voluntarily or as a result of changes to any accounting standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered low risk.

DIRECTORS AND OFFICERS

Dr. Mervyn Jacobson	Chairman, Director and Chief Executive Officer
Thomas G. Howitt	President, Director, Chief Financial Officer and Secretary
Fred Bart	Director
Elizabeth Sy	Director

OTHER MD&A REQUIREMENTS

Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $72,371 for the financial year ended April 30, 2007 and $52,301 for the financial year ended April 30, 2006.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value. As at the date of this Management Discussion & Analysis, there are 5,168,167 common shares issued and outstanding.

The Company also has outstanding the following options to purchase common shares:

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

Internal Control over Financial Reporting

Under Multilateral Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Dr. Mervyn Jacobson, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the financial year ended April 30, 2007 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

OTHER MD&A REQUIREMENTS (cont.)

Additional Information

The Company's web address is **www.gtechinternational.com**

Information relating to the Company may also be found on the SEDAR website (www. SEDAR.com).

Forward-looking Statements

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding possible future acquisitions (including opportunities in the biotechnology sector), spending plans and possible financing plans. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market conditions, availability of capital and financing, general economic, market or business conditions, and availability of possible acquisition opportunities on favourable terms. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including assumptions regarding general business and economic conditions, the state of the legal and regulatory environment in which the Company operates, the ability of the Company to satisfy regulatory requirements and the availability of capital and financing for the Company's operations and contemplated or proposed transactions on satisfactory terms.

BY ORDER OF THE BOARD

"Mervyn Jacobson"

DR. MERVYN JACOBSON
Chairman, Director and CEO

"Thomas G. Howitt"

THOMAS G. HOWITT
President, Director, CFO and Secretary

Form 52-109F1 ***Certification of Annual Filings***

I, Mervyn Jacobson, CEO of Gtech International Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 19, 2007

"*Mervyn Jacobson*"
CEO, Gtech International Resources Limited

Exemption No. 82-3779

Form 52-109F1 ***Certification of Annual Filings***

I, Thomas Howitt, CFO of Gtech International Resources Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resource Limited (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 19, 2007

"*Thomas Howitt*"
CFO, Gtech International Resources Limited

END